UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            KINDRED HEALTHCARE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
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                         (Title of Class of Securities)

                                    494580103
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 22, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 494580103
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      1,886,221*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      10.7%*

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  14)  Type of Reporting Person (See Instructions):     IA, IN

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*    Cerberus Partners, L.P.,  a Delaware limited partnership  ("Cerberus"),  is the  holder  of  23,425  shares  of  common  stock  (the  "Shares")  of  Kindred
Healthcare, Inc. (the "Company"), Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), is the holder of 351,234 Shares, Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 1,009,936 Shares and various other private investment funds (the "Funds") own in the aggregate 501,626 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all
securities   of  the  Company   owned  by  each  of   Cerberus,   Institutional,
International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,886,221 Shares, or 10.7% of those deemed issued and outstanding. See Item 5 of this Amendment No. 4 to
Schedule 13D for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as of January 31, 2003 there were 17,648,857 Shares issued and outstanding. As of April 22, 2003, Cerberus is the holder of 23,425 Shares, Institutional is the holder of 351,234 Shares, International is the holder of 1,009,936 Shares and the Funds in the aggregate hold 501,626 Shares. Mr. Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, Institutional, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,886,221 Shares, or 10.7% of those deemed issued and outstanding.

          The following table details the transactions since the filing of the Amendment No. 3 to Schedule 13D by Mr. Feinberg in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

            Date                     Quantity                     Price
            ----                     --------                     -----

        April 11, 2003                 1,000                     $11.36
        April 14, 2003                   100                     $11.99
        April 15, 2003                   550                     $12.12
        April 16, 2003                   550                     $11.96
        April 21, 2003                   400                     $12.78
        April 22, 2003                   125                     $12.99


                                     (Sales)

                                      NONE

                                II. Institutional
                                -----------------

                                   (Purchases)

            Date                     Quantity                     Price
            ----                     --------                     -----

        April 11, 2003                 1,700                     $11.36
        April 14, 2003                   250                     $11.99
        April 15, 2003                 1,000                     $12.12
        April 16, 2003                 1,100                     $11.96
        April 21, 2003                   800                     $12.78
        April 22, 2003                   250                     $12.99


                                     (Sales)

                                      NONE



                               III. International
                               ------------------

                                   (Purchases)

            Date                     Quantity                     Price
            ----                     --------                     -----

        April 11, 2003                 38,200                    $11.36
        April 14, 2003                  5,900                    $11.99
        April 15, 2003                 23,500                    $12.12
        April 16, 2003                 24,450                    $11.96
        April 21, 2003                 17,900                    $12.78
        April 22, 2003                  5,450                    $12.99


                                     (Sales)

                                      NONE

                                  IV. The Funds
                                  -------------

                                   (Purchases)

            Date                     Quantity                     Price
            ----                     --------                     -----

        April 11, 2003                 19,100                    $11.36
        April 14, 2003                  2,950                    $11.99
        April 15, 2003                 11,650                    $12.12
        April 16, 2003                 12,100                    $11.96
        April 21, 2003                  8,900                    $12.78
        April 22, 2003                  2,675                    $12.99


                                     (Sales)

                                      NONE

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          April 23, 2003


                                          /s/ Stephen Feinberg
                                          --------------------------------------
                                          Stephen  Feinberg,  in   his  capacity
                                          as  the  managing  member of  Cerberus
                                          Associates,   L.L.C.,    the   general
                                          partner of  Cerberus  Partners,  L.P.,
                                          and   the   investment   manager   for
                                          Cerberus Institutional Partners, L.P.,
                                          Cerberus  International, Ltd. and  the
                                          Funds



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).